Exhibit 99.3

福建省福州市台江区望龙二路1号国际金融中心 (IFC) 37层 (350005)

电话: +86-591-87850803   传真: +86-591-87816904

37/F, IFC, No.1, Wanglong 2nd Avenue, Taijiang District, Fuzhou, Fujian 350005 P. R. China

Tel: +86-591-87850803    Fax: +86-591-87816904

www.allbrightlaw.com

TO:	Huge Amount Group Limited

Third Floor, Century Yard,

Cricket Square, P.O. Box 902,

Grand Cayman, KY1-1103,

Cayman Islands

March 29, 2024

Re: PRC Legal Opinion for Certain Legal Matters of the Initial Public Offering of Huge Amount Group Limited

We are acting as the People’s Republic of China (the “PRC,” which for the purpose of this legal opinion, does not include Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan) legal adviser to Huge Amount Group Limited (the “Company”), in connection with the Company’s initial public offering and sale of a certain number of ordinary shares with a par value of US$1.00 per share (the “Ordinary Shares”) pursuant to the Company’s registration statement on Form F-1, including all amendments and supplements thereto (the “Registration Statement”), filed by the Company with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “Offering”).

We are licensed lawyers in the PRC and are authorized by the Ministry of Justice of the PRC to issue legal opinions in relation to the above matters in accordance with the published and publicly available PRC laws, regulations, rules and judicial interpretations announced by the PRC Supreme People’s Court (collectively the “PRC Laws”), such licenses and authorization of which have not been revoked, suspended, restricted, or limited in any manner whatsoever (the “Opinion”).

A.	Documents Examined, Definition and Information Provided

In connection with this legal opinion, we have examined copies, certified or otherwise identified to our satisfaction, of documents provided by the Company, the Registration Statement, corporate records, certificates, approvals, and such other documents and other instruments as we have deemed necessary for the purpose of rendering this opinion, including, without limitation, originals or copies of the certificates issued by the PRC Government Authorities (as defined below) and certificates issued by officers of the Company. All of these documents are hereinafter collectively referred to as the “Documents.”

Unless the context of this opinion otherwise provides, the following terms in this opinion shall have the meanings set forth below:

“Government Authorizations” means all government authorizations, consents, waivers, sanctions, certificates, authorizations, filings, registrations, exemptions, permissions, endorsements, annual inspections, qualifications, and licenses required by applicable PRC Laws.

“KSLM International” means to KSLM International Group Limited, a company formed under the laws of Hong Kong, which is wholly owned by Huge Amount;

“WFOE” means to Xiamen Jiujiuzi Technology Co., Ltd., a PRC corporation and wholly owned subsidiary of KSLM International;

“Xiamen Kuangshi” means to Xiamen Kuangshi Alliance Network Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by WFOE;

“Xiamen Fun” means to Xiamen Fun Network Technology Co., Ltd., a PRC corporation and wholly owned subsidiary of Xiamen Kuangshi;

“Hainan Gongjuren” means to Hainan Gongjuren Network Technology Co., Ltd., a PRC corporation and wholly owned subsidiary of Xiamen Kuangshi;

“Xiamen Ganqilai” means to Xiamen Ganqilai Technology Co., Ltd., a PRC corporation and wholly owned subsidiary of Xiamen Kuangshi;

“Shenzhen Miaojuhuiliang” means to Shenzhen Miaojuhuiliang Network Technology Co., Ltd., a PRC corporation and wholly owned subsidiary of Xiamen Kuangshi;

“Xiamen Weisuli” means to Xiamen Weisuli Network Technology Co., Ltd., a PRC corporation and wholly owned subsidiary of Xiamen Kuangshi;

“Xiamen Xinqianhui” means to Xiamen Xinqianhui Network Technology Co., Ltd., a PRC corporation and wholly owned subsidiary of Xiamen Kuangshi1;

“Xiamen Qingxiangxing” means to Xiamen Qingxiangxing Network Technology Co., Ltd., a PRC corporation and wholly owned subsidiary of Xiamen Kuangshi;

“Xiamen Zhousha” means to Xiamen Zhousha Network Technology Co., Ltd., a PRC corporation and wholly owned subsidiary of Xiamen Kuangshi;

“Xiamen Wannianfeng” means to Xiamen Wannianfeng Network Technology Co., Ltd., a PRC corporation and wholly owned subsidiary of Xiamen Kuangshi;

“Xiamen Kenini” means to Xiamen Kenini Network Technology Co., Ltd., a PRC corporation and wholly owned subsidiary of Xiamen Kuangshi;

“Xiamen Qiqian” means to Xiamen Qiqian Network Technology Co., Ltd., a PRC corporation and wholly owned subsidiary of Xiamen Kuangshi;

“Xiamen Liuliulin” refers to Xiamen Liuliulin Network Technology Co., Ltd., a PRC corporation and wholly owned subsidiary of Xiamen Kuangshi;

“Xiamen Nanuke” refers to Xiamen Nanuke Network Technology Co., Ltd., a PRC corporation and wholly owned subsidiary of Xiamen Kuangshi

[1]	On March 30, 2022, Xiamen Xinqianhui was incorporated in PRC as a wholly owned subsidiary of Xiamen Kuangshi. On March 12, 2024, Hengliang Jiang, an unrelated third-party individual, acquired 100% of the equity interests in Xiamen Xinqianhui. Consequently, Xiamen Xinqianhui is no longer a subsidiary of Xiamen Kuangshi.

“PRC operating entities” means to all the Company’s operating entities in the PRC, namely WFOE, Xiamen Kuangshi, Xiamen Fun, Hainan Gongjuren, Xiamen Ganqilai, Shenzhen Miaojuhuiliang, Xiamen Weisuli, Xiamen Xinqianhui2, Xiamen Qingxiangxing, Xiamen Zhousha, Xiamen Wannianfeng, Xiamen Kenini, Xiamen Qiqian, Xiamen Liuliulin and Xiamen Nanuke.

“CAC” means the Cyberspace Administration of China;

“CSRC” means the China Securities Regulatory Commission; and

“Prospectus” means the prospectus, including all amendments and supplements thereto, that forms part of the Registration Statement.

Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

B.	Assumptions

In our examination of the aforesaid Documents, we have assumed, without independent investigation and inquiry that:

1.	all signatures, seals and chops are genuine and were made or affixed by representatives duly authorized by the respective parties, all natural persons have the necessary legal capacity, all Documents submitted to us as originals are authentic, and all Documents submitted to us as certified or photo static copies conform to the originals;

2.	no amendments, revisions, modifications or other changes have been made with respect to any of the Documents after they were submitted to us for the purposes of this opinion; and

3.	each of the parties to the Documents (except that we do not make such assumptions about the PRC operating entities) is duly organized and validly existing in good standing under the laws of its jurisdiction of organization and/or incorporation, and has been duly approved and authorized where applicable by the competent governmental authorities of the relevant jurisdiction to carry on its business and to perform its obligations under the Documents to which it is a party.

In expressing the opinions set forth herein, we have relied upon the factual matters contained in the representations and warranties set forth in the Documents.

C.	Opinion

Based upon the foregoing, we are of the opinion that:

1.	With respect to the M&A Rules

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce (“MOC”), the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the State Administration for Foreign Exchange, and the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. M&A Rules require, (i) the merger and acquisition of a domestic enterprise with or by a domestic enterprise or individual, that has related party relationship with the target company, in the name of an overseas company legitimately incorporated or controlled by the domestic enterprise, enterprise or individual, shall be subject to examination and approval by MOC; and (ii) offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

The M&A Rules do not apply to the Company because (1) the WFOE was established by foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the M&A Rules, and (2) Xiamen Kuangshi had become a sino-foreign equity joint venture, instead of a domestic enterprise, before the acquisition by WFOE.

[2]	Xiamen Xinqianhui is included in the definition of “PRC operating entities” only for the period from March 30, 2022 to March 11, 2024.

2.	Taxation

The statements set forth under the caption “Material Income Tax Consideration” in the Prospectus, insofar as they constitute statements of PRC tax law, are accurate in all material respects and that such statements constitute our opinion, and insofar as related to PRC Laws nothing has been omitted from such statements which would make the same misleading in all material respects.

3.	Enforceability of Civil Procedures

The recognition and enforcement of foreign judgments are subject to compliance with the PRC Civil Procedures Law and relevant civil procedure requirements in the PRC. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against the Company or its directors and officers, if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

4.	Licenses and Permits

Each of PRC operating entities has obtained a valid business license, which is a permit issued by Market Supervision and Administration that allows companies to conduct specific businesses within the government’s geographical jurisdiction. Except for business licenses, no other approvals, permits, licenses, registrations or filings from PRC authorities needed to engage in Company’s businesses currently conducted in mainland China. As of the date of this legal opinion, none of the Company or any of the PRC operating entities (1) is subject to approval requirements from the CSRC, the CAC, or any other entity to approve the Company’s operations, and (2) has been denied such permissions by any PRC authorities.

5.	Information Security and Privacy Protection

The PRC Cybersecurity Law, promulgated by the SCNPC on November 7, 2016, which became effective on June 1, 2017, aims to maintain network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations. This law requires that a network operator, which includes, among others, Internet information services providers, take technical measures and other necessary measures in accordance with the provisions of applicable laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of networks.

Furthermore, on November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the MIIT, the Ministry of Public Security and the SAMR, jointly issued the Notice on the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which aims to provide reference for the supervision and administration departments and provide guidance for the mobile applications operators’ self-examination and self-correction and social supervision by Internet users, and further elaborates on the forms of behavior constituting illegal collection and use of personal information through mobile applications, including: (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services provided and beyond necessity; (v) providing personal information to others without the users’ consent; and (vi) failing to provide the ability to delete or correct personal information according to the laws or failing to publish information such as how to file complaints or reports.

Pursuant to the Cybersecurity Review Measures promulgated by the CAC on April 13, 2020 and amended on December 28, 2021, which came into effect on February 15, 2022, if a critical information infrastructure operator (“CIIO”) purchases Internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of what constitutes a CIIO remains unclear. In addition, the Cybersecurity Review Measures stipulate that an online platform operator holding more than one million users’ personal information shall be subject to cybersecurity review before listing abroad. We are of the opinion that as the Company has not received any notice from any authorities identifying the Company or any of its PRC operating entities as a CIIO or “data processor,” as mentioned above, the Company is not subject to cybersecurity review.

The PRC Data Security Law promulgated by the SCNPC on June 10, 2021, which took effect in September 2021, imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

Pursuant to the Regulations on the Security Protection of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, which became effective on September 1, 2021, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e- government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, competent departments and administration departments of each important industry and field shall be responsible to formulate determination rules and determine the critical information infrastructure operator in the respective important industry or field. The result of the determination of critical information infrastructure operator shall be communicated to the operator.

Pursuant to the Personal Information Protection Law promulgated by the SCNPC on August 20, 2021, which became effective on November 1, 2021, sensitive personal information, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts, individual location tracking, etc., as well as the personal information of minors under the age of 14. Personal information handlers shall bear responsibility for their personal information handling activities and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered to correct or suspend or terminate the provision of services, have illegal income confiscated, and be subject to fines or other penalties.

Pursuant to the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment) circulated by the CAC on October 29, 2021, any data processor which processes or exports personal information exceeding a certain volume threshold under such draft measures shall apply for security assessment by the CAC before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of China.

Pursuant to the Regulations on Network Data Security Management (Draft for Comment) circulated by the CAC on November 14, 2021, data processors shall, in accordance with relevant state provisions, apply for cybersecurity review when carrying out the following activities: (1) the merger, reorganization or separation of Internet platform operators which have acquired a large number of data resources related to national security, economic development or public interests, which affect or may affect national security; (2) data processors which handle personal information of more than one million people contemplating to list its securities on a foreign stock exchange; (3) data processors contemplating to list its securities on a stock exchange in Hong Kong, which affects or may affect national security; or (4) other data processing activities that affect or may affect national security. If we fail to apply for or pass the cybersecurity review in accordance with the relevant laws and regulations, we will be required to take remedial measures, and at the same time be subject to disciplinary warnings and/or administrative penalties of an amount ranging from RMB50,000 (approximately $7,000) to RMB500,000 (approximately $70,000) for a single violation incident. Furthermore, if such violation results in a material impact, we may be subject to more severe penalties, such as revocation of relevant practicing licenses and permits.

Pursuant to the Administrative Provisions on Internet Information Service Algorithm Recommendation promulgated jointly by the CAC, the MIIT, the Ministry of Public Security and the SAMR on December 31, 2021, which came into effect on March 1, 2022, algorithm recommendation service providers shall inform users of their provision of algorithm recommendation services in a conspicuous manner, and publicize the basic principles, purpose intentions, and main operating mechanisms of algorithm recommendation services in an appropriate manner. Algorithm recommendation service providers selling goods or providing services to consumers shall protect consumers’ rights of fair trade and are prohibited from carrying out illegal conduct such as unreasonable differential treatment on transaction conditions based on consumers’ preferences, purchasing habits, and other such characteristics.

As of the date of this legal opinion, the Company currently possesses little personal information of users in its business operations and it is not likely to own more than one million users’ personal information in the future. Neither the Company nor any of its PRC operating entities have received any notice from any authorities identifying the Company or any of its PRC operating entities as a CIIO or requiring the Company or any of its PRC operating entities to undertake a cybersecurity review or otherwise subjecting them to any investigations on cybersecurity review initiated by the CAC. Therefore, it is our opinion that the Company is not subject to cybersecurity review.

6.	Overseas Listing Rules

On December 24, 2021, the CSRC and relevant departments of the State Council issued the Draft Rules Regarding Overseas Listings, which aim to regulate overseas securities offerings and listings by China-based companies, for public consultation. The Draft Rules Regarding Overseas Listing aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markets. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise based on equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities are deemed an indirect overseas issuance and listing. According to the Draft Rules Regarding Overseas Listings, among other things, after making initial applications with overseas stock markets for initial public offerings or listings, or after the completion of issuance of overseas listed securities by the overseas listed issuer, all China-based companies shall file with the CSRC within three working days.

For the initial public offerings or listings applicants, the required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings, (ii) compliance certificates, filing, or approval documents from the primary regulators of the applicants’ businesses (if applicable), (iii) security assessment opinions issued by related departments (if applicable), (iv) PRC legal opinions, and (v) the prospectus; while for subsequent securities offerings by overseas listed issuers, the required filing materials with the CSRC include (without limitation): (i) record-filing reports and related undertakings and (ii) PRC legal opinions. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (i) if the intended securities offerings and listings are specifically prohibited by the laws or regulations of the PRC; (ii) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies or other interests; (iv) if, in the past three years, applicants’ domestic enterprises, controlling shareholders, or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in the past three years, any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; or (vi) other circumstances as prescribed by the State Council. The Draft Administrative Provisions further stipulate that a fine between RMB1 million (approximately $137,000) and RMB10 million (approximately $1,370,000) may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, a parallel order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked. The period for public comment of the Draft Rules Regarding Overseas Listings expired on January 23, 2022.

On February 17, 2023, the CSRC issued the Trial Administrative Measures, which has become effective on March 31, 2023. On the same date of the issuance of the Trial Administrative Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Administrative Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Administrative Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Rules Regarding Overseas Listing by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Rules Regarding Overseas Listing: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offerings and listings. Under the Trial Administrative Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Administrative Measures within three working days following its submission of initial public offering filing or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing, and that will complete their overseas offering and listing prior to September 30, 2023, are not required to make immediate filings for their listing, but need to make filings for subsequent offerings in accordance with the Trial Administrative Measures. The companies that have already applied for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Administrative Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

Under the Trial Administrative Measures, the CSRC will complete its review of the filing and publish the filing results on its website within 20 working days after receiving complete filing documents that comply with the stipulated requirements. However, during the filing process, the CSRC may request additional documents from the Company or may need to consult with competent authorities, in which case the time spent will not be counted towards the 20 working days. According to the Trial Administrative Measures, if a domestic company fails to fulfill the filing procedures, or offers and lists securities on an overseas market in violation of these measures, the CSRC will order rectification, issue warnings, and impose a fine ranging from RMB1,000,000 (approximately $137,000) to RMB10,000,000 (approximately $1,370,000). Persons directly in charge and other individuals directly responsible will be warned and fined between RMB500,000 (approximately $70,000) and RMB5,000,000 (approximately $700,000). Controlling shareholders and actual controllers of the domestic company that organize or instruct these violations will be fined between RMB1,000,000 (approximately $137,000) and RMB10,000,000 (approximately $1,370,000).

Since the PRC operating entities accounted for more than 50% of the Company’s consolidated revenues, profit, total assets or net assets for the fiscal years ended June 30, 2023 and 2022, and the key components of the Company’s operations are carried out in China, this offering is considered an indirect offering by China-based companies. Therefore, it is our opinion that the Company is required to complete the filing procedures pursuant to the requirements of the Trial Administrative Measures within three working days following the Company’s first submission of an initial public offering or listing application. The Company has obtained the notice of filing for overseas issuance and listing from the CSRC on February 7, 2024.

On February 24, 2023, the CSRC promulgated the Confidentiality and Archives Administration Provisions, which became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies seeking overseas offerings and listings, either directly or indirectly, and the securities firms and securities service providers (either PRC or overseas) involved in relevant businesses, must establish a sound confidentiality and archives administration system. They must take necessary measures to fulfill confidentiality and archives administration obligations, and must not leak any state secrets or working secrets of government agencies, or harm national security or public interests. A domestic company intending to publicly disclose or provide documents and materials containing state secrets or working secrets of government agencies to relevant individuals or entities, including securities firms, securities service providers, and overseas regulators, either directly or through its overseas listed entity, must first obtain approval from competent authorities according to laws and file with the secrecy administrative department at the same level. If such documents or materials are leaked, it could be detrimental to national security or public interests. Therefore, the domestic company must strictly comply with relevant procedures stipulated by applicable regulations. Furthermore, the Confidentiality and Archives Administration Provisions stipulate that a domestic company providing accounting archives or copies of such archives to any entities, including securities firms, securities service providers, overseas regulators, and individuals, must fulfill the required procedures in compliance with applicable regulations. Working papers generated in mainland China by securities companies and securities service providers while undertaking businesses related to overseas offering and listing by domestic companies must be retained in mainland China. If such documents need to be transferred or transmitted outside of mainland China, relevant approval procedures stipulated by regulations must be followed.

7.	Employment and Social Welfare

As of the date of this legal opinion, the PRC operating entities have entered into employment contracts with all of their employees. However, the PRC operating entities did not pay social insurance contributions and housing provident fund contributions in full for all of the employees. According to the Social Insurance Law and Interim Regulation on the Collection and Payment of Social Insurance Premiums, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and relevant management in charge or other directly responsible personnel may be fined from RMB1,000 (approximately $137) to RMB10,000 (approximately $1,370) for the non-compliance. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance with the stipulated deadline, it may be subject to a fine ranging from RMB10,000 (approximately $1,370) or RMB50,000 (approximately $7,000) and an application may be made to a local court for compulsory enforcement. As of the date of this legal opinion, no administrative actions, fines or penalties have been imposed by the relevant PRC government authorities with respect to such non-compliance, nor has any order been received by the Company’s PRC operating entities to settle the outstanding amount of social insurance contributions and housing provident fund contributions. In our opinion, the risk of the PRC operating entities being penalized by the relevant authorities is remote.

8.	Statements in the Prospectus

The statements in the Prospectus under the captions “Prospectus Summary,” “Risk Factors,” “Corporate History And Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Enforceability of Civil Liabilities,” “Use of Proceeds,” “Regulations,” “Management,” “Material Income Tax Consideration,” “Dividend Policy,” and “Legal Matters,” insofar as such statements constitute summaries of the PRC legal matters, documents or proceedings referred to therein, in each case to the extent, and only to the extent, governed by PRC Laws, fairly present the information and summarize in all material respects the matters referred to therein; and such statements are true and accurate in all material aspects, and correctly set forth therein, and nothing has been omitted from such statements which would make the same misleading in any material respect.

D.	Consent

We hereby consent to the use of our name under the captions “Prospectus Summary,” “Risk Factors,” “Enforceability of Civil Liabilities,” “Regulations,” “Material Income Tax Consideration,” “Legal Matters,” and elsewhere in the Registration Statement.

This legal opinion relates only to PRC Laws and we express no opinion as to any laws other than PRC Laws. PRC Laws referred to herein are laws currently in force as of the date of this legal opinion and there is no guarantee that any of such PRC Laws, or the interpretation thereof or enforcement therefor, will not be changed, amended or revoked in the immediate future or in the longer term with or without retroactive effect.

We hereby consent to the use of this legal opinion in, and the filing hereof as an exhibit to, the Registration Statement. In giving such consent, we do not thereby admit that we fall within the category of the person whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Very truly yours,

/s/ ALLBRIGHT LAW OFFICES (FUZHOU)
ALLBRIGHT LAW OFFICES (FUZHOU)

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